Mail Stop 3010

September 17, 2009

Mr. Thomas J. Riha
Senior Vice President and Chief Financial Officer
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614

> **Re:** **WNC Housing Tax Credit Fund VI, L.P., Series 5**
> **Form 10-K for the Year Ended March 31, 2007**
> **Forms 10-Q for the quarters ended June 30, September 30, and**
> **December 31, 2007**
> **File No. 000-24855**

Dear Mr. Riha:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief